Exhibit 99.1

NewsRelease

TransCanada Reaches Agreement to Sell
Coolidge Generating Station for US$465 Million

CALGARY, Alberta - December 17, 2018 - News Release - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) today announced that it has entered into an agreement to sell its Coolidge Generating Station to SWG Coolidge Holdings, LLC, a wholly owned subsidiary of Southwest Generation Operating Company, LLC, for approximately US$465 million (Cdn$623 million), subject to closing adjustments and customary regulatory approvals. Located in Coolidge, Arizona, the Coolidge Generating Station is a 575-megawatt natural gas-fired power facility that is underpinned by a long-term power purchase agreement (PPA).

“The sale of Coolidge is part of our ongoing efforts to maximize value for our shareholders and fund our industry leading growth program in a disciplined manner,” said Russ Girling, president and chief executive officer of TransCanada.

When combined with the sale of Cartier Wind and the reimbursement of pre-development costs on the Coastal GasLink pipeline project earlier this year, we expect to realize approximately $1.7 billion that will be used to help fund our near-term capital program.

“Looking forward, we expect our strong operating and financial performance to continue and believe we are well-positioned to fund $36 billion of commercially secured projects, approximately $10 billion of which are expected to enter service by early 2019 with the remainder to follow through 2023,” Girling said.

Under the terms of the PPA, Salt River Project Agricultural Improvement and Power District, the counterparty to the agreement, has a right of first refusal on a sale to a third party, which will determine next steps in the sale and closing process.

Following the sale of Coolidge, TransCanada will continue to be one of Canada’s largest private sector power generators with a portfolio of critical energy infrastructure assets that includes investment in nine low-emission power plants and the Bruce Power nuclear facility, with a generating capacity of more than 6,000 megawatts.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), connecting major gas supply basins to markets across North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in more than 6,000 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

FORWARD-LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect",

"believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated October 31, 2018 and 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jennifer Link / Terry Cunha
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522